                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13(d)-2(a)

                             (Amendment No. ______)

                                   CDnow, Inc.
                          -----------------------------
                                (Name of Issuer)

                         Common Stock, without par value
                          -----------------------------
                         (Title of Class of Securities)

                                    125085100
                          -----------------------------
                                 (CUSIP Number)

                                Teruhisa Tokunaka
                          Senior Managing Director and
                             Chief Financial Officer
                                Sony Corporation
                              6-7-35 Kitashinagawa
                       Shinagawa-ku, Tokyo 141-0001 Japan
                                 81-3-5448-2111
                            ------------------------
                                 with copies to:
        Morton A. Pierce, Esq.                              Lisa Weiss, Esq.
         Dewey Ballantine LLP                             Rosenman & Colin LLP
      1301 Avenue of the Americas                          575 Madison Avenue
       New York, New York 10019                         New York, New York 10022
            (212) 259-8000                                   (212) 940-8800
 -------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 March 13, 2000
                          -----------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

          ---------------------------                     -------------------
          CUSIP No.  125085100                                  Page 2 of 17
          ---------------------------                     -------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Sony Music Entertainment Inc.
          IRS No.  13-3431958

--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
           (SEE INSTRUCTIONS)                                            (b) / /
--------- ----------------------------------------------------------------------
   3      SEC Use Only

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
          WC

--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              / /
          PURSUANT TO ITEMS 2(d) or (e)
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

----------------------------- ---------------- ---------------------------------
         NUMBER OF                   7         SOLE VOTING POWER
           SHARES                              2,702,750  See Item 3
        BENEFICIALLY          ---------------- ---------------------------------
       OWNED BY EACH                 8         SHARED VOTING POWER
         REPORTING
           PERSON             ---------------- ---------------------------------
            WITH                     9         SOLE DISPOSITIVE POWER
                                               2,702,750 See Item 3
----------------------------- ---------------- ---------------------------------
                                    10         SHARED DISPOSITIVE POWER

----------------------------- ---------------- ---------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,702,750
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)                                 / /
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          8.5%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          ---------------------------                 --------------------------
          CUSIP No. 125085100                                      Page 3 of 17
          ---------------------------                 --------------------------

--------- ----------------------------------------------------------------------
   1      Names of Reporting Persons

          I.R.S. Identification Nos. Of Above Persons (entities only)
          Sony Corporation
--------- ----------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group
           (See Instructions)                                          (a) / /
                                                                       (b) / /
--------- ----------------------------------------------------------------------
   3      SEC Use Only

--------- ----------------------------------------------------------------------
   4      Source of Funds (See Instructions)
          AF
--------- ----------------------------------------------------------------------
   5      Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                   / /
--------- ----------------------------------------------------------------------
   6      Citizenship or Place of Organization
          Japan
--------------------------------------------------------------------------------
                                          7    Sole Voting Power
              Number of                        2,702,750 See Item 3
                Shares                  ----------------------------------------
             Beneficially                 8    Shared Voting Power
            Owned by Each
              Reporting                 ----------------------------------------
             Person with                  9    Sole Dispositive Power
                                               2,702,750 See Item 3
--------------------------------------------------------------------------------
                                         10 Shared Dispositive Power

--------- ----------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person
          2,702,750
--------- ----------------------------------------------------------------------
   12     Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                                 / /
--------- ----------------------------------------------------------------------
   13     Percent of Class Represented
          By Amount in Row (11)
          8.5%
--------- ----------------------------------------------------------------------
   14     Type of Reporting Person (See Instructions)
          CO
--------- ----------------------------------------------------------------------

          -------------------------                   --------------------------
          CUSIP No. 125085100                                      Page 4 of 17
          -------------------------                   --------------------------

--------- ----------------------------------------------------------------------
   1      Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          Sony Corporation of America
          IRS No. 13-1914734
--------- ----------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group
            (See Instructions)                                          (a) / /
                                                                        (b) / /
--------- ----------------------------------------------------------------------
   3      SEC Use Only

--------- ----------------------------------------------------------------------
   4      Source of Funds (See Instructions)
          AF
--------- ----------------------------------------------------------------------
   5      Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                    / /
--------- ----------------------------------------------------------------------
   6      Citizenship or Place of Organization
          New York
--------- ----------------------------------------------------------------------
              Number of                 7      Sole Voting Power
                Shares                         2,702,750 See Item 3
             Beneficially               ------ ---------------------------------
            Owned by Each               8      Shared Voting Power
              Reporting
             Person with                ------ ---------------------------------
                                        9      Sole Dispositive Power
                                               2,702,750 See Item 3
                                        ------ ---------------------------------
                                        10     Shared Dispositive Power

--------------------------------------- ------ ---------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person
          2,702,750
--------- ----------------------------------------------------------------------
   12     Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                                 / /
--------- ----------------------------------------------------------------------
   13     Percent of Class Represented
          By Amount in Row (11)
          8.5%
--------- ----------------------------------------------------------------------
   14     Type of Reporting Person (See Instructions)
          CO
--------- ----------------------------------------------------------------------

Item 1.  Security and Issuer.

                  This statement relates to the common stock, without par value (the "CDnow Common Stock"), of CDnow, Inc., a Pennsylvania corporation ("CDnow"). The principal executive offices of CDnow are located at 1005 Virginia Drive, Fort Washington, Pennsylvania 19034.

Item 2.  Identity and Background.

                This statement is being filed by Sony Corporation, a Japanese corporation ("Sony"), Sony Corporation of America, a New York corporation ("SCA"), and Sony Music Entertainment Inc., a Delaware corporation ("Sony Music", and together with Sony and SCA, the "Reporting Persons"). Pursuant to Rule 13d-1(k) under the Securities Act of 1934 (the "Exchange Act"), the Reporting Persons have agreed to file jointly one statement with respect to their beneficial ownership of CDnow Common Stock, and this joint statement of the Reporting Persons is hereinafter referred to as the "Statement".

                  Sony has its principal executive offices at 6-7-35 Kitashinagawa, Shinagawa-ku, Tokyo 141-0001 Japan. The principal business of Sony Corporation is the development, design, manufacture and sale of various kinds of electronic equipment, instruments and devices for consumer and professional markets.

                  SCA, the United States headquarters of, and a wholly owned subsidiary of, Sony, has its principal executive offices at 550 Madison Avenue, New York, New York 10022. The principal business of SCA is the manufacture and sale, through its subsidiaries, of audio, video, communications and information technology products for the consumer and professional markets, and the music, motion picture, television and online entertainment businesses.

                  Sony Music, a wholly owned subsidiary of SCA, has its principal executive offices at 550 Madison Avenue, New York, New York 10022. The principal business of Sony Music is the development, production, manufacture, and distribution of recorded music, in all commercial formats and musical genres worldwide.

                  The name, business address, present principal occupation or employment, name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the Reporting Persons is set forth in Annex A, B or C, as the case may be, and Annexes A, B and C are incorporated herein by reference.

                  None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B or C, as appropriate, has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  On July 12, 1999, Time Warner Inc. ("Time Warner") and Sony Music entered into a convertible loan agreement (the "Convertible Loan Agreement") with CDnow. Pursuant to the Convertible Loan Agreement, each of Time Warner and Sony Music, as lenders, agreed to make term loans to CDnow, as borrower, in an amount not to exceed the loan commitment under the Convertible Loan Agreement. The loan commitment under the Convertible Loan Agreement is $30,000,000; provided that in no event will the loan commitment of either Time Warner or Sony Music exceed $15,000,000. Sony Music has used, and intends to continue to use, working capital as the source of the funds for loans made to CDnow under the Convertible Loan Agreement. Each of Time Warner and Sony Music, at its sole option, at any time and from time to time, has the right to convert all loans made by it under the Convertible Loan Agreement, and any accrued and unpaid interest on the loans, into shares of CDnow Common Stock. For a more detailed description of the Convertible Loan Agreement, see the response provided in Item 4.

                  On March 13, 2000, SCA and Time Warner entered into a Termination Agreement (the "Termination Agreement") with CDnow, Delaware Holdco Corporation, a Delaware corporation and a wholly owned subsidiary of CDnow ("Holdco"), Pennsylvania Subsidiary, Inc., a Pennsylvania corporation and a wholly owned subsidiary of Holdco ("Pennsylvania Subsidiary"), Delaware Sub I L.L.C., a Delaware limited liability company and a wholly owned subsidiary of Holdco ("Delaware Sub I"), Delaware Sub II, a Delaware limited liability company and a wholly owned subsidiary of Holdco ("Delaware Sub II"), and certain individuals who are party to the Termination Agreement. Pursuant to the Termination Agreement, SCA and Time Warner agreed to purchase, or to cause one or more of their respective subsidiaries to purchase, and CDnow agreed to sell to SCA and Time Warner, or one or more of their respective subsidiaries, an aggregate of 2,405,500 shares of CDnow Common Stock for an aggregate purchase price of $21,000,000. On March 16, 2000, SCA caused Sony Music to purchase from CDnow, for a purchase price of $10,500,000, 1,202,750 shares of CDnow Common Stock and Time Warner purchased from CDnow, on behalf of TWI CDNow Holdings, for a purchase price of $10,500,000, 1,202,750 shares of CDnow Common Stock. Sony Music used working capital for payment of the purchase price for the shares of CDnow Common Stock. For a more detailed description of the Termination Agreement, see the response provided in Item 4.

Item 4.  Purpose of Transaction.

                  On July 12, 1999, SCA, Time Warner, CDnow, Holdco, Pennsylvania Subsidiary, Delaware Sub I and Delaware Sub II entered into an Agreement of Merger and Contribution (the "Merger Agreement") providing for, among other things, the combination of the businesses of The Columbia House Company, a New York general partnership that is owned equally by Sony Music and a subsidiary of Time Warner, and CDnow on the terms and subject to the conditions set forth in the Merger Agreement. To facilitate the consummation of the transactions contemplated by the Merger Agreement, SCA, Time Warner and CDnow entered into a Stock Option Agreement dated as of July 12, 1999 (the "Stock Option Agreement"), pursuant to which CDnow granted to SCA and Time Warner (to be shared equally by them) an irrevocable option, exercisable upon the happening of certain events, to purchase up to 4,431,721 shares of CDnow Common Stock at a purchase price per share of $17.9869 (subject to adjustment). In addition, SCA, Time Warner and several principal shareholders of CDnow (which principal shareholders collectively held 7,257,002 shares of CDnow Common Stock as of July 12, 1999) entered into the CDnow, Inc. Shareholder Agreement dated as of July 12, 1999 (the "Shareholder Agreement"), pursuant to which each of the principal shareholders agreed to vote all such principal shareholder's shares of CDnow Common Stock in favor of the transactions contemplated by the Merger Agreement and against any alternative transaction.

                  In connection with the execution and delivery of the Merger Agreement, the Stock Option Agreement and the Shareholder Agreement, Sony Music, Time Warner and CDnow executed and delivered the Convertible Loan Agreement. Pursuant to the Convertible Loan Agreement, each of Sony Music and Time Warner agreed to make term loans to CDnow, at any time and from time to time during the period from December 16, 1999 to the earliest to occur of (x) the time that the loan commitment is reduced to zero in accordance with the terms of the Convertible Loan Agreement, (y) January 15, 2001 and (z) the effective time of the transactions contemplated by the Merger Agreement (such date, the "Final Maturity Date") in an amount not to exceed the loan commitment under the Convertible Loan Agreement. The loan commitment under the Convertible Loan Agreement is $30,000,000; provided that in no event will the loan commitment of either Sony Music or Time Warner exceed $15,000,000. Interest in respect of the unpaid principal amount of each loan outstanding under the Convertible Loan Agreement accrues from the date of the making of the loan until the earlier of the date on which the loan is repaid in full and the Final Maturity Date and is payable on the Final Maturity Date. Each of Sony Music and Time Warner, at its sole option, at any time and from time to time, has the right to convert all outstanding loans it has made pursuant to the Convertible Loan Agreement, and any accrued and unpaid interest on such loans, into shares of CDnow Common Stock. Each of Sony Music and Time Warner also has the right, subject to certain limitations, to request that CDnow effect the registration under the Securities Act of 1933 of all shares of CDnow Common Stock issued upon conversion of any loan, or any accrued and unpaid interest on any loan.

                  On March 13, 2000, SCA, Time Warner, CDnow, Holdco, Pennsylvania Sub, Delaware Sub I, Delaware Sub II and certain individuals who are party to the Termination Agreement entered into the Termination Agreement. In the Termination Agreement, each of SCA, Time Warner and CDnow mutually agreed to terminate the Merger Agreement. The termination of the Merger Agreement caused the option granted under the Stock Option Agreement to terminate and be of no further force and effect. In addition, the termination of the Merger Agreement constitutes an automatic termination of the Shareholder Agreement.

                  Pursuant to the Termination Agreement, each of Time Warner and CDnow agreed to, and SCA agreed to cause Sony Music to, enter into an Amendment to the Convertible Loan Agreement (the "Amendment"). The Amendment provides, among other things (i) for the term "Final Maturity Date" to mean the earlier to occur of (x) the time that the loan commitment is reduced to zero in accordance with the terms of the Convertible Loan Agreement and (y) January 15, 2003, (ii) for the interest rate in respect of the unpaid principal amount of each loan outstanding under the Convertible Loan Agreement to be the London interbank offered rate, commonly referred to as "LIBOR", plus 3% and (iii) for the conversion price for converting outstanding loans made pursuant to the Convertible Loan Agreement, and any accrued and unpaid interest on such loans, into shares of CDnow Common Stock to be $10.00 per share of CDnow Common Stock (subject to customary anti-dilution adjustments). In addition, each of Time Warner and CDnow agreed to, and SCA agreed to cause Sony Music to, enter into a Consent (the "Consent") in respect of the Guarantee and Collateral Agreement dated as of December 9, 1999 (the "Security Agreement"), made by CDnow in favor of Time Warner, as Security Agent for Sony Music and Time Warner as lenders under the Convertible Loan Agreement (the "Security Agent"). The Consent provides for the release of certain collateral pledged to the Security Agent as security for loans made by Sony Music and Time Warner to CDnow pursuant to the Convertible Loan Agreement.

                  In addition, pursuant to the Termination Agreement, on March 16, 2000, SCA caused Sony Music to purchase from CDnow, for a purchase price of $10,500,000, 1,202,750 shares of CDnow Common Stock and Time Warner purchased from CDnow, on behalf of TWI CDNow Holdings, for a purchase price of $10,500,000, 1,202,750 shares of CDnow Common Stock (all such shares of CDnow Common Stock purchased pursuant to the Termination Agreement, collectively the "Purchased Shares"). The Termination Agreement provides that each of SCA and Time Warner, and any of their respective subsidiaries who hold Purchased Shares, shall have registration rights with respect to the Purchased Shares that are identical to the registration rights provided under the Convertible Loan Agreement in respect of any shares of CDnow Common Stock issued upon conversion of any loans, or any accrued and unpaid interest on any loans, made by Sony Music or Time Warner pursuant to the Convertible Loan Agreement. The Termination Agreement further provides that Sony and Time Warner, and any of their respective subsidiaries who hold shares of CDnow Common Stock, acting as one group, shall be entitled, but shall not be required, at any time and from time to time, to designate one individual (the "Designee") to serve as a member of the Board of Directors of CDnow. The right of Sony and Time Warner, and any of their respective subsidiaries who hold shares of CDnow Common Stock, to designate the Designee shall terminate whenever the total number of shares of CDnow Common Stock held by Sony, Time Warner or any of their respective subsidiaries shall be less than 50% of the number of shares constituting the Purchased Shares (subject to customary anti-dilution adjustments).

                  The description of the terms of each of the Termination Agreement, the Convertible Loan Agreement, the Amendment and the Consent set forth in this Statement are qualified in their entirety by reference to the terms of the appropriate agreement.

                  Although none of the Reporting Persons has a present intention to acquire additional shares of CDnow Common Stock or to dispose of shares of CDnow Common Stock beneficially owned by such Reporting Person, any of the Reporting Persons, acting alone or separately, may in the future acquire beneficial ownership of additional shares of CDnow Common Stock or dispose of shares of CDnow Common Stock beneficially owned by such Reporting Person, in any case in the open market or in negotiated a transaction.

Item 5.  Interest in Securities of the Issuer.

                  As of the date hereof, the aggregate percentage of the CDnow Common Stock beneficially owned by the Reporting Persons is 8.5%.

                  Under the Convertible Loan Agreement, each of Sony Music and Time Warner, as lenders, agreed to make term loans to CDnow, as borrower, in an amount not to exceed the loan commitment under the Convertible Loan Agreement. The loan commitment under the Convertible Loan Agreement is $30,000,000; provided that in no event will the loan commitment of either Sony Music or Time Warner exceed $15,000,000. Each of Sony Music and Time Warner, at its sole option, at any time and from time to time, has the right to convert all outstanding loans made by it under the Convertible Loan Agreement, and any accrued and unpaid interest on the loans, into shares of CDnow Common Stock at a conversion price of $10.00 per share (subject to customary anti-dilution adjustments).

                  In addition, pursuant to the Termination Agreement, on March 16, 2000, SCA caused Sony Music to purchase from CDnow, for a purchase price of $10,500,000, 1,202,750 shares of CDnow Common Stock and Time Warner purchased from CDnow, on behalf of TWI CDNow Holdings, for a purchase price of $10,500,000, 1,202,750 shares of CDnow Common Stock.

                  As a result of these transactions:

                           (i) assuming that Sony Music makes loans to CDnow in
                  the full amount of its loan commitment, based on the conversion price currently in effect, Sony Music would have the right to acquire beneficial ownership of 1,500,000 shares of common stock of CDnow, representing approximately 4.7% of the outstanding shares of CDnow Common Stock; and

                           (ii) Sony Music beneficially owns 1,202,750 shares of
                  CDnow Common Stock, representing approximately 3.8% of the outstanding shares of CDnow Common Stock (assuming the issuance of 1,500,000 shares of CDnow Common Stock pursuant to the Convertible Loan Agreement).

Sony Music has the power to vote, and the power to dispose of, 2,702,750 shares of CDnow Common Stock. Sony and SCA are deemed beneficial owners of 2,702,750 shares of CDnow Common Stock through Sony Music.

                  Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B or C, as appropriate, beneficially owns, or has acquired or disposed of, any shares of CDnow Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Except as described in Item 3, 4 or 5 of this Statement, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B or C, as appropriate, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of CDnow, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

       Exhibit Number         Description
       --------------         -----------

             1                Termination Agreement dated as of March 13, 2000, among Time Warner Inc.,
                              Sony Corporation of America, CDnow, Inc., Delaware Holdco Corporation,
                              Pennsylvania Subsidiary, Inc., Delaware Sub I L.L.C., Delaware Sub II
                              L.L.C. and the individuals party thereto.

             2                Convertible Loan Agreement dated as of July 12, 1999, between CDnow, Inc., as Borrower, and Sony Music Entertainment Inc. and Time Warner Inc., as
                              lenders.

             3                Amendment dated as of March 13, 2000 to the Convertible Loan Agreement dated as of July 12, 1999, among CDnow, Inc., as borrower, and Sony Music
                              Entertainment Inc. and Time Warner Inc., as lenders.

             4                Consent dated as of March 13, 2000 in respect of the Guarantee and
                              Collateral Agreement dated as of January 21, 2000 made by Cdnow (the
                              "Borrower") and the parties identified therein in favor of Time Warner
                              Inc., as Security Agent for Time Warner Inc. and Sony Music Entertainment
                              Inc. (the "Lenders") under the Convertible Loan Agreement dated as of
                              July 12, 1999, among the Borrower and the Lenders.

             5                Joint Filing Agreement dated March 20, 2000, among Sony Corporation, Sony
                              Corporation of America and Sony Music Entertainment Inc.

                                    Signature

         After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2000                          SONY CORPORATION





                                              By: /s/ Teruhisa Tokunaka
                                                 ----------------------------
                                                 Name: Teruhisa Tokunaka

                                                 Title: Chief Financial Officer



                                              SONY CORPORATION OF AMERICA



                                              By: /s/ M. N. Henny
                                                 ----------------------------
                                                 Name: M. N. Henny

                                                 Title: Executive Vice President


                                              SONY MUSIC ENTERTAINMENT INC.




                                              By: /s/ Thomas C. Tyrrell
                                                 ----------------------------
                                                 Name: Thomas C. Tyrrell

                                                 Title: Secretary


                          Directors and Executive Officers of Sony Corporation                     ANNEX A

                  The names and present principal occupations of the directors and executive officers of Sony Corporation are set forth below. Unless otherwise indicated, all directors and officers listed below are citizens of Japan.

Name                                  Office                     Principal Occupation or
----                                  ------                     Employment and Address
                                                                 ------------------------
Nobuyuki Idei                         President;                 President and Representative Director; Chief
                                      Representative             Executive Officer
                                      Director; Chief            Sony Corporation*
                                      Executive Officer

Norio Ohga                            Chairman and               Chairman and Representative Director
                                      Representative             Sony Corporation*
                                      Director

Minoru Morio                          Executive Deputy           Executive Deputy President and
                                      President and              Representative Director
                                      Representative             Sony Corporation*
                                      Director

Tamotsu Iba                           Executive Deputy           Executive Deputy President and
                                      President and              Representative Director
                                      Representative             Sony Corporation*
                                      Director

Teruhisa Tokunaka                     Senior Managing            Senior Managing Director and Chief Financial
                                      Director and               Officer; Director
                                      Chief Financial Officer    Sony Corporation*

Teruo Masuki                          Senior Managing            Senior Managing Director
                                      Director                   Sony Corporation*

Howard Stringer ****                  Director                   Chairman and Chief Executive Officer;
                                                                 President
                                                                 Sony Corporation of America***

Peter G. Peterson**                   Director                   Chairman
                                                                 The Blackstone Group
                                                                 345 Park Avenue
                                                                 New York, NY  10154

Kenichi Suematsu                      Director                   Advisor
                                                                 The Sakura Bank
                                                                 1-3-1 Kudan-minami, Chiyoda-ku
                                                                 Tokyo 100-8611 Japan

Iwao Nakatani                         Director                   Part-time Lecturer
                                                                 Hitotsubashi University
                                                                 2-1 Naka, Kunitachi
                                                                 Tokyo 186-8601 Japan


Akiyoshi Kawashima                    Corporate Senior        Corporate Senior Executive Vice President
                                      Executive               Sony Corporation*
                                      Vice President

Suehiro Nakamura                      Corporate Senior        Corporate Senior Executive Vice President
                                      Executive               Sony Corporation*
                                      Vice President

Kenichi Oyama                         Corporate Senior        Corporate Senior Executive Vice President
                                      Executive               Sony Corporation*
                                      Vice President

Masayoshi Morimoto                    Corporate Senior        Corporate Senior Executive Vice President
                                      Executive               Sony Corporation*
                                      Vice President

Shizuo Takoshino                      Corporate Senior        Corporate Senior Executive Vice President
                                      Executive               Sony Corporation*
                                      Vice President

Kuntiake Ande                         Corporate Senior        Corporate Senior Executive Vice President
                                      Executive               Sony Corporation*
                                      Vice President

Mario Tokoro                          Corporate Executive     Corporate Executive Vice President
                                      Vice President          Sony Corporation*

Sunobu Horigome                       Corporate Executive     Corporate Executive Vice President
                                      Vice President          Sony Corporation*

Kenichiro Yonezawa                    Corporate Senior        Corporate Senior Vice President
                                      Vice President          Sony Corporation*

Ken Kutaragi                          Group Executive         Group Executive Officer
                                      Officer                 Sony Corporation*

         *        The business address of Sony Corporation is 6-7-35
                  Kitashingawa, Shinagawa-ku, Tokyo 141-0001, Japan.
         **       Citizen of the United States.
         ***      The business address of Sony Corporation of America is 550
                  Madison Avenue, New York, New York 10022.
         ****     Citizen of the United Kingdom.


Directors and Executive Officers of Sony Corporation of America                  ANNEX B


                  The names and present principal occupations of the directors and executive officers of Sony Corporation of America are set forth below.
Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

Name                                  Office              Principal Occupation or
----                                  ------              Employment and Address
                                                          -----------------------

Nobuyuki Idei*                        Chairman of the     President and Representative Director; Chief
                                      Board               Executive Officer
                                                          Sony Corporation**

Norio Ohga*                           Director            Chairman and Representative Director
                                                          Sony Corporation**

Tsunao Hashimoto*                     Director            Chairman
                                                          Sony Life Insurance Co., Ltd.
                                                          1-1 Minami Aoyama 1-Chome, Minato-ku
                                                          Tokyo 107-8585 Japan

Tamotsu Iba*                          Director Overseas   Executive Deputy President and Representative
                                      Financial business  Director
                                                          Broadcasting Business and Computer Entertainment
                                                          Business

Howard Stringer*****                  Chairman and        Chairman and Chief Executive Officer; President
                                      Chief Executive     Sony Corporation of America***
                                      Officer; President

Teruo Masaki*                         Director            Senior Managing Director
                                                          Overseas Legal Matters and Telecommunications
                                                          Business
                                                          Sony Corporation**

Peter G. Peterson                     Director            Chairman
                                                          The Blackstone Group
                                                          345 Park Avenue
                                                          New York, NY  10154

H. Paul Burak                         Director            Partner
                                                          Rosenman & Colin LLP
                                                          575 Madison Avenue
                                                          New York, NY  10022

Teruhisa Tokunaka*                    Director            Senior Managing Director and Chief Financial
                                                          Officer
                                                          Sony Corporation**

Marinus N. Henny                      Executive Vice      Executive Vice President and Chief Financial
                                      President and       Officer
                                      Chief Financial     Sony Corporation of America***
                                      Officer


Name                                  Office              Principal Occupation or
----                                  ------              Employment and Address
                                                          -----------------------


Yang Hun Lee****                      Executive Vice      Executive Vice President
                                      President           Sony Corporation of America**

Steven E. Kober                       Senior Vice         Senior Vice President and Controller
                                      President and       Sony Corporation of America***
                                      Controller

Kenneth L. Nees                       Senior Vice         Senior Vice President and Secretary
                                      President and       Sony Corporation of America***
                                      Secretary

J. Michael Suffredini                 Senior Vice         Senior Vice President and Treasurer
                                      President and       Sony Corporation of America***
                                      Treasurer

Karen Halby                           Vice President      Vice President
                                                          Sony Corporation of America***

Atsuko Murakami*                      Assistant           Assistant Treasurer
                                      Treasurer           Sony Corporation of America***

Craig R. Torrie                       Assistant           Assistant Treasurer
                                      Treasurer           Sony Corporation of America***





         *        Citizen of Japan.

         ** The business address of Sony Corporation is 6-7-35 Kitashinagawa, Shinagawa-ku, Tokyo 141-0001 Japan.

         *** The business address of Sony Corporation of America is 550 Madison Avenue, New York, New York 10022.

         ****     Citizen of Republic of Korea.

         *****    Citizen of the United Kingdom.



Directors and Executive Officers of Sony Music Entertainment Inc.                                  ANNEX C


                  The names and present principal occupations of the directors and executive officers of Sony Music Entertainment Inc. are set forth below.
Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

Name                           Office                     Principal Occupation or
----                           ------                     Employment and Address
                                                          -----------------------

Howard Stringer*****           Chairman of the Board      Chairman and Chief Executive Officer; President
                                                          Sony Corporation of America***

Norio Ohga*                    Director                   Chairman and Representative Director
                                                          Sony Corporation**

Nobuyuki Idei*                 Director                   President and Representative Director; Chief Executive
                                                          Officer
                                                          Sony Corporation**

Tsunao Hashimoto*              Director                   Chairman
                                                          Sony Life Insurance Co., Ltd.
                                                          1-1 Minami Aoyama 1-Chome, Minato-ku
                                                          Tokyo 107-8585 Japan

Tamotsu Iba*                   Director                   Executive Deputy President and Representative Director
                                                          Broadcasting Business and Computer Entertainment
                                                          Business

Thomas D. Mottola              Chairman and Chief         Chairman and Chief Executive Officer; President;
                               Executive Officer;         Director Sony Music Entertainment Inc.****
                               President; Director

Frank Stanton                  Director                   Retired

Peter G. Peterson              Director                   Chairman
                                                          The Blackstone Group
                                                          345 Park Avenue
                                                          New York, NY  10154

H. Paul Burak                  Director                   Partner
                                                          Rosenman & Colin LLP
                                                          575 Madison Avenue
                                                          New York, NY  10022

Teruo Masaki*                  Director                   Senior Managing Director
                                                          Overseas Legal Matters and Telecommunications Business
                                                          Sony Corporation**

Teruhisa Tokunaka*             Director                   Senior Managing Director and Chief Financial Officer
                                                          Sony Corporation**

Mel Ilberman                   Vice Chairman              Vice Chairman
                                                          Sony Music Entertainment Inc.****



Name                           Office                     Principal Occupation or
----                           ------                     Employment and Address
                                                          -----------------------
Robert M. Bowlin               Executive Vice President   Executive Vice President
                                                          Sony Music Entertainment Inc.***

Michele Anthony                Executive Vice President   Executive Vice President
                                                          Sony Music Entertainment Inc.****

Yoshiuki Isomura*              Executive Vice President   Executive Vice President
                                                          Sony Music Entertainment Inc.****

Kevin M. Kelleher              Executive Vice             Executive Vice President; Chief Financial Officer
                               President; Chief           Sony Music Entertainment Inc.****
                               Financial Officer

Thomas C. Tyrrell              Senior Vice President;     Senior Vice President; General Counsel; Secretary Sony
                               General Counsel;           Music Entertainment Inc.****
                               Secretary

Frank Calamita                 Senior Vice President,     Senior Vice President, Administration and Personnel
                               Administration and         Sony Music Entertainment Inc.****
                               Personnel

Wilbert H. Howey               Senior Vice President;     Senior Vice President; Chief Information Officer
                               Chief Information Officer  Sony Music Entertainment Inc.****

Thomas J. Connolly             Senior Vice President;     Senior Vice President; Controller
                               Controller                 Sony Music Entertainment Inc.****

H. LeBaron Taylor              Senior Vice President,     Senior Vice President, Corporate Affairs
                               Corporate Affairs          Sony Music Entertainment Inc.****

Michael Schwerdtman            Vice President, Finance    Vice President, Finance
                                                          Sony Music Entertainment Inc.****

J. Michael Suffredini          Vice President and         Vice President and Treasurer
                               Treasurer                  Sony Music Entertainment Inc.****


         *        Citizen of Japan.

         ** The business address of Sony Corporation is 6-7-35 Kitashinagawa, Shinagawa-ku, Tokyo 141-0001 Japan.

         *** The business address of Sony Corporation of America is 550 Madison Avenue, New York, New York 10022.

         **** The business address of Sony Music Entertainment Inc. is 550 Madison Avenue, New York, New York 10022.

         *****    Citizen of the United Kingdom.


                                INDEX TO EXHIBITS

             Exhibit Number               Description

                   1                      Termination Agreement dated as of March 13, 2000, among Time
                                          Warner Inc., Sony Corporation of America, CDnow, Inc., Delaware
                                          Holdco Corporation, Pennsylvania Subsidiary, Inc., Delaware Sub
                                          I L.L.C., Delaware Sub II L.L.C. and the individuals party thereto

                   2                      Convertible Loan Agreement dated as of July 12, 1999, between
                                          CDnow, Inc., as Borrower, and Sony Music Entertainment Inc. and
                                          Time Warner Inc., as lenders


                   3                      Amendment Dated as of March 13, 2000, to the Convertible Loan
                                          Agreement dated as of July 12, 1999, among CDnow, Inc., as borrower, and Sony Music Entertainment Inc. and Time Warner
                                          Inc., as lenders

                   4                      Consent dated as of March 13, 2000 in respect of the Guarantee and Collateral Agreement dated as of January 21, 2000, made by
                                          CDnow (the "Borrower") and the parties identified therein in favor of Time Warner Inc., as Security Agent for Time Warner
                                          Inc. and Sony Music Entertainment Inc. (the "Lenders") under the Convertible Loan Agreement dated as of July 12, 1999, among the Borrower and the Lenders.

                   5                      Joint Filing Agreement dated March 20, 2000, among Sony
                                          Corporation, Sony Corporation of America and Sony Music
                                          Entertainment Inc.